Oncolytics Biotech® Announces Appointment of Rita Laeufle, M.D.,
as Chief Medical Officer

CALGARY, AB and SAN DIEGO, November 29, 2018 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today announced that Dr. Rita Laeufle, M.D., Ph.D., who has been working as a consultant for Oncolytics for the last four months, has been appointed as Chief Medical Officer. Dr. Laeufle will oversee the clinical development plan for pelareorep as the company drives towards a registration study in breast cancer.

“Dr. Laeufle brings a tremendous track record in clinical advancement to Oncolytics, including approval in the treatment of metastatic breast cancer,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics Biotech. “Her experience in establishing the processes, teams and external support needed to gain approval will be invaluable as we prepare for our phase three registration study in metastatic breast cancer. With Dr. Laeufle’s additional background in gastrointestinal cancer and under her guidance, our objective is to establish a second registration pathway in this area, such as colorectal cancer, anal cancer or pancreatic cancer.”

Dr. Laeufle brings more than 15 years of experience in drug development in oncology, most recently serving as Vice President of Clinical Development & Medical Affairs at SFJ Pharmaceuticals where she developed a clinical program for a new drug substance class in colon cancer. Previously, Dr. Laeufle was Senior Vice President, Clinical Development of Oncology at Coherus Biosciences where she developed a biosimilar strategy for Avastin, prior to which she was Senior Medical Director, Global Medical Affairs at Clovis Oncology, where she led the Medical Affairs strategy for their PARP inhibitor, Rucaparib. Dr. Laeufle also served as Senior Medical Director, U.S. Medical Affairs, gastrointestinal (GI) cancers at Genentech where she led GI disease across molecules and indications, and as Senior PD Medical Director and Clinical Science Leader in Oncology at Roche, working with Avastin for the treatment of breast cancer where she successfully maintained approval for Avastin in first-line metastatic breast cancer in combination with paclitaxel in Europe and ROW (rest of world). She was Senior Medical Scientific Expert of Immunology and Infectious Diseases and Senior Pharmacovigilance Leader, Oncology at Novartis and began her pharmaceutical career as PD Medical Director and Medical Monitor (International Study Manager), Altana Pharma.

“Having had the chance to work with the Oncolytics team since July and evaluate the oncolytic virus space from an internal perspective, I couldn’t be more excited to join Oncolytics and look forward to being a part of the exciting and rapidly advancing oncolytic virus therapeutic arena,” said Dr. Laeufle. “Pelareorep’s potential includes a very favorable safety profile and statistically significant efficacy data in metastatic breast cancer, as well as supporting data that it is a synergistic treatment option in other cancers, particularly in gastrointestinal cancer in combination with immunotherapy. I strongly believe that pelareorep has the potential to change the treatment landscape of a wide number of indications based on its synergy with a number of immunotherapy agents and targeted treatments in oncology.”

Dr. Laeufle, a surgical oncologist, completed her general surgery residency at Buckland Hospital in Dover, England, Basel Switzerland, and Ueberlingen, Germany, and was trained as a surgical oncologist at Staedtisches Krankenhaus, Singen Germany, where she focused on gastroenterological, thyroid and breast cancer. Dr. Laeufle completed medical school at Medical School Albert Ludwig University Freiburg i.Br. Germany, where she received her Ph.D. in exploring Her2 oncogenes in brain cancer. Dr. Laeufle’s work has been published in The Lancet Oncology, the European Journal of Cancer, the Journal of Hepatology and Human Pathology and she has had multiple posters presented at the American Society of Clinical Oncology

(ASCO), the World Congress on Gastrointestinal Cancer (WCGC) and the European Society for Medical Oncology (ESMO).

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis and immuno-therapy and immune modulator (IMiD) combinations to produce innate and adaptive immune responses. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com